FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: May 27, 2004                                                   By :    /s/Harvey Keats/s/
                                                                      Title:     President

Knight Resources Ltd.

Quarterly Financial Statements
For The Six Months Ended March 31, 2004
(Unaudited)

KNIGHT RESOURCES LTD.
(An exploration stage company)
Balance Sheets
(Unaudited)
(Canadian Dollars)

	March 31,	September 30,
	2004	2003

ASSETS

Current assets
Cash and cash equivalents	$ 171,803	$ 715,030
Short-term investments	4,156,739	42,745
Accounts receivable	20,857	26,594
Advances for exploration	-	883,835
Tax credits recoverable	1,344,000	858,000
Prepaid expenses	97,719	13,919

	5,791,118	2,540,123

Property, plant and equipment	9,785	6,161

Oil and gas property (note 3)	530,000	460,000

Mineral property (note 4)	138,599	-

	$ 6,469,502	$ 3,006,284

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 340,425	$ 106,466

Shareholders' equity
Share capital (note 5)	15,258,338	10,431,488
Contributed surplus	1,249,750	62,000
Deficit	(10,379,011)	(7,593,670)

	6,129,077	2,899,818

	$ 6,469,502	$ 3,006,284

Nature of operations and basis of presentation (note 1)
Commitment (note 4)
Subsequent Event (note 8)

Approved by the Directors:

"Harvey Keats"

"Kerry Sparkes"

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Operations
(Unaudited)
(Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	2004	2003	2004	2003

Revenue
Oil and gas sales	$ -	$ (8)	$ 12,945	$ 236

Production expenses
Royalties	9	-	3,229	185
Operating costs	1,441	115	5,427	1,134

	1,450	115	8,656	1,319

Net production revenue (loss)	(1,450)	(123)	4,289	(1,083)

Expenses
Exploration expenditures
(see schedule 1) (note 4)	323,219	-	1,056,984	-
General and administrative (see schedule 2)	253,579	49,384	1,526,853	65,125
Interest	-	7,595	-	15,358
Promotion	79,446	2,960	160,493	2,960
Travel	15,224	-	45,300	-

	671,468	59,939	2,789,630	83,443

Loss for the period	$ (672,918)	$ (60,062)	$ (2,785,341)	$ (84,526)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.06)	$ (0.01)

Weighted average number of
common shares outstanding	46,833,343	9,952,909	43,409,328	9,762,857

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Deficit
(Unaudited)
(Canadian Dollars)

		Six months ended March 31,
	2004	2003

Deficit, beginning of period	$ (7,593,670)	$ (5,996,246)

Loss for the period	(2,785,341)	(84,526)

Deficit, end of period	$ (10,379,011)	$ (6,080,772)

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Cash Flows
(Unaudited)
(Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	2004	2003	2004	2003

Cash Provided by (Used for):

Operating Activities
Loss for the period	$ (672,918)	$ (60,062)	$ (2,785,341)	$ (84,526)
Items not involving cash:
Amortization	1,032	213	1,793	412
Compensation expense	94,000	-	1,187,750	-
Accrued interest income	(30,094)	-	(30,094)	-
Changes in non-cash operating working capital:
Accounts receivable	21,009	(2,466)	5,737	7,260
Advances for exploration	-	-	883,835	-
Tax credits recoverable	(146,000)	-	(486,000)	-
Prepaid expenses	(81,047)	(18,250)	(83,800)	(18,250)
Accounts payable and accrued liabilities	100,344	(74,899)	233,959	(73,348)

	(713,674)	(155,464)	(1,072,161)	(168,452)

Financing Activities
Loans payable	-	(155,450)	-	(150,100)
Interest payable on convertible debenture	-	7,595	-	15,358
Issuance of common shares	303,125	808,625	4,826,850	808,625

	303,125	660,770	4,826,850	673,883

Investing Activities
Purchase of short-term investments	(4,083,900)	-	(4,083,900)	-
Purchase of property, plant and equipment	(4,052)	(404)	(5,417)	(404)
Expenditures on oil and gas property	(35,000)	-	(70,000)	-
Expenditures on mineral property	(138,599)	-	(138,599)	-

	(4,261,551)	(404)	(4,297,916)	(404)

Increase (decrease) in cash and
cash equivalents	(4,672,100)	504,902	(543,227)	505,027

Cash and cash equivalents,
beginning of period	4,843,903	194	715,030	69

Cash and cash equivalents, end of period	$ 171,803	$ 505,096	$ 171,803	$ 505,096

KNIGHT RESOURCES LTD. (An exploration stage company) Notes to the Financial Statements March 31, 2004 (Unaudited) (Canadian Dollars)

1.   Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral and oil and gas properties. As of the date of this report, the Company has not determined whether its properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral and oil and gas properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the properties and future profitable production from the properties or proceeds from disposition.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended September 30, 2004. The balance sheet at September 30, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2.   Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended September 30, 2003 except that the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, effective October 1, 2003.

This new section requires that a fair value based method of accounting must be used for all stock-based payments to employees, directors and non-employees. The old section only required a fair value based method of accounting for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Also, only stock options granted to non-employees had to be accounted for using a fair value based method.

Accordingly, starting October 1, 2003, compensation expense is determined when stock options are granted and is recognized over the vesting period of the options. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

The Company has chosen early adoption of this new policy and therefore will be accounting for the fair value of stock-based payments on a prospective basis with no restatement of prior periods.

For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended September 30, 2003.

3.   Oil and Gas Property

Maycroft Property

In November 2001, the Company entered into a farmout agreement with Polaris Resources Ltd. (‘Polaris’) to participate and earn a 25% before payout (20% after payout) working interest, subject to a 9% overriding royalty in a gas prospect in the Foothills region of Alberta, Canada. The Company has a director in common with Polaris. Upon signing the agreement, the Company advanced Polaris $125,000 for seismic costs and has advanced an additional $367,500 for preparatory work to obtain a well licence. On December 16, 2003, the Alberta Energy & Utilities Board denied the well licence application. The Company and Polaris are reviewing the decision and are pursuing various means to recover the costs incurred on the project. The Company is of the opinion that as of March 31, 2004 and the date of this quarterly report, there has been no impairment of carrying value.

3.   Oil and Gas Property (cont’d)

Lagarde Property

During the three months ended December 31, 2003, the Company completed the abandonment of the initial Lagarde Property test well. The abandonment was completed at a cost that was less than previously estimated which resulted in a recovery of $4,168. The Company sold the used wellhead and used tubing for net proceeds of $8,250.

4.   Mineral Property

West Raglan Property

	March 31,	September 30,
Cumulative expenditures	2004	2003

Claim renewal fees	$ 138,599	$ -

Exploration expenditures	$ 3,537,810	$ 1,982,685
Refundable tax credits and mining duties	(1,344,000)	(858,000)

	$ 2,193,810	$ 1,124,685

On March 26, 2003, the Company entered into a formal option and joint venture agreement with Anglo American Exploration (Canada) Limited (‘Anglo American’), whereby the Company can earn a 49% participating joint venture interest in the 720 km2 West Raglan Project (‘the Project’) located in northern Quebec, Canada.

To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on or before December 31, 2006, as follows:

	December 31,

	2003	2004	2005	2006

Minimum work expenditure commitment	$ 1,700,000	$ 2,300,000	$ 3,400,000	$ 4,400,000

The Company has agreed to spend $4.4 million in calendar 2004 (note 8).

5.   Share Capital

	Number	Value

Balance at September 30, 2003	36,215,437	$ 10,431,488
Exercise of options	1,575,000	564,850
Exercise of warrants	3,114,000	762,000
Private placement	6,730,769	3,500,000

Balance at March 31, 2004	47,635,206	$ 15,258,338

5.   Share Capital (cont’d)

On December 11, 2003, the Company closed a non-brokered private placement in the amount of $3,500,000. The Company issued 6,730,769 units at a price of $0.52 per unit. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.65 expiring June 10, 2005. Of the 6,730,769 common shares and warrants issued, 1,507,500 are flow-through common shares and 1,007,500 are flow-through warrants. For income tax purposes, the subscription funds of $783,900 relating to the flow-through common shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

6.   Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the six months ended March 31, 2004, the Company granted 3,025,000 stock options with a compensation cost of $1,187,750. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 3%, a dividend yield of nil, an expected volatility of 75% and expected lives of the stock options of two years.

7.   Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the period:

	2004	2003

Management fees	$ 127,600	$ -
Interest expense	$ -	$ 15,358
Repayment of loans payable	$ -	$ 150,100

8.   Subsequent Events

a)   Subsequent to March 31, 2004, the Company became aware that Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Project.

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

The Company has been advised by Anglo American that they will be defending their ownership of the West Raglan Project claims. The Company is proceeding with the $4.4 million 2004 exploration program on the West Raglan Project. The 2004 program is expected to begin in June.

b)   Subsequent to March 31, 2004, the Company received $690,987 of tax credits recoverable from Revenue Quebec in relation to the Company’s fiscal 2003 West Raglan exploration expenditures.

KNIGHT RESOURCES LTD.
(An exploration stage company)

Exploration Expenditures				Schedule 1
(Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	2004	2003	2004	2003

Lagarde
Recovery of abandonment costs	$ -	$ -	$ (4,168)	$ -
Net proceeds on sale of wellhead and tubing	-	-	(8,250)	-

	-	-	(12,418)	-

West Raglan Property
Drilling	105,648	-	500,431	-
Geochemistry	3,602	-	41,508	-
Geology	271,453	-	546,409	-
Geophysics	13,834	-	273,856	-
Other	74,682	-	193,198	-
Refundable tax credits	(119,000)	-	(394,000)	-
Mining duties refund	(27,000)	-	(92,000)	-

	323,219	-	1,069,402	-

	$ 323,219	$ -	$ 1,056,984	$ -

General and Administrative Expenses				Schedule 2
(Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	2004	2003	2004	2003

Accounting and audit	$ 30,329	$ 1,750	$ 30,329	$ 1,750
Administrative fees	25,500	12,000	52,500	24,000
Amortization	1,032	213	1,793	412
Compensation expense (notes 2 & 6)	94,000	-	1,187,750	-
Consulting fees	-	-	48,000	-
Filing fees	10,604	10,345	30,794	10,345
Legal fees	18,430	6,845	18,430	6,845
Management fees	68,100	-	127,600	-
Office and miscellaneous	10,176	10,652	27,250	10,713
Rent	12,000	3,000	18,000	6,000
Telephone and communications	4,167	2,171	10,617	2,171
Transfer agent	3,055	2,464	9,644	2,959
Less: interest income	(23,814)	(56)	(35,854)	(70)

	$ 253,579	$ 49,384	$ 1,526,853	$ 65,125

KNIGHT RESOURCES LTD. Schedule B Supplementary Information For the Six Months Ended March 31, 2004
1.Analysis of expenses and deferred costs

Please see the financial statements for the following:

▪Schedule of Exploration Expenditures and Schedule of General and Administrative Expenses

2.   Related party transactions
▪See the financial statements for a summary of related party transactions.

3.   a)   Securities issued during the period

Date of		Type of				Type of	Commission
Issue	Type of Security	Issue	Number	Price	Proceeds	Consideration	Paid

01-Oct-03	Common shares	Warrants	475,000	$0.25	$118,750	Cash	$0
02-Oct-03	Common shares	Warrants	140,000	$0.25	$35,000	Cash	$0
06-Oct-03	Common shares	Warrants	125,000	$0.25	$31,250	Cash	$0
07-Oct-03	Common shares	Warrants	25,000	$0.25	$6,250	Cash	$0
09-Oct-03	Common shares	Warrants	5,000	$0.25	$1,250	Cash	$0
16-Oct-03	Common shares	Warrants	8,000	$0.25	$2,000	Cash	$0
21-Oct-03	Common shares	Warrants	25,000	$0.22	$5,500	Cash	$0
21-Oct-03	Common shares	Options	250,000	$0.30	$75,000	Cash	$0
22-Oct-03	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
24-Oct-03	Common shares	Options	535,000	$0.51	$272,850	Cash	$0
24-Oct-03	Common shares	Options	500,000	$0.30	$150,000	Cash	$0
24-Oct-03	Common shares	Warrants	127,000	$0.25	$31,750	Cash	$0
30-Oct-03	Common shares	Warrants	12,500	$0.25	$3,125	Cash	$0
31-Oct-03	Common shares	Warrants	130,000	$0.25	$32,500	Cash	$0
7-Nov-03	Common shares	Warrants	66,000	$0.25	$16,500	Cash	$0
14-Nov-03	Common shares	Options	72,000	$0.20	$14,400	Cash	$0
21-Nov-03	Common shares	Warrants	112,000	$0.25	$28,000	Cash	$0
26-Nov-03	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
27-Nov-03	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
2-Dec-03	Common shares	Warrants	5,000	$0.25	$1,250	Cash	$0
4-Dec-03	Common shares	Warrants	249,000	$0.25	$62,250	Cash	$0
8-Dec-03	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
10-Dec-03	Common shares	Options	78,000	$0.20	$15,600	Cash	$0
10-Dec-03	Common shares	Warrants	78,000	$0.25	$19,500	Cash	$0
11-Dec-03	Common shares	Warrants	10,000	$0.25	$2,500	Cash	$0
11-Dec-03	Common shares	Units	6,730,769	$0.52	$3,500,000	Cash	$0
19-Dec-03	Common shares	Warrants	256,000	$0.25	$64,000	Cash	$0
22-Dec-03	Common shares	Options	15,000	$0.30	$4,500	Cash	$0

b)   Options granted during the period

Date of			Exercise	Expiry
Grant	Number	Name	Price	Date

14-Nov-03	200,000	Investor relations	$0.83	13-Nov-05
23-Dec-03	900,000	Harvey Keats	$0.93	22-Dec-05
23-Dec-03	900,000	David Patterson	$0.93	22-Dec-05
23-Dec-03	200,000	Kerry Sparkes	$0.93	22-Dec-05
23-Dec-03	25,000	John Maher	$0.93	22-Dec-05
23-Dec-03	100,000	Erin Walmesley	$0.93	22-Dec-05
23-Dec-03	350,000	Employees	$0.93	22-Dec-05
23-Dec-03	150,000	Investor relations	$0.93	22-Dec-05
12-Feb-04	100,000	Employees	$1.15	11-Feb-06
26-Mar-04	100,000	Employees	$1.12	25-Mar-06

4.   a)   Authorized share capital

100,000,000 common shares with no par value

b)   Issued and outstanding share capital

47,635,206 common shares at a recorded value of $15,258,338

c)   Options, warrants and convertible securities

		Exercise/
		Conversion
Type of Security	Number	Price	Expiry Date

Agent's options	1,300,000	$0.20	May 12, 2005
Options	237,500	$0.25	August 23, 2006
Options	50,000	$0.25	January 17, 2007
Options	1,082,500	$0.30	June 18, 2005
Options	340,000	$0.51	July 28, 2005
Options	200,000	$0.83	November 13, 2005
Options	2,625,000	$0.93	December 22, 2005
Options	100,000	$1.15	February 11, 2006
Options	100,000	$1.12	March 25, 2006
Warrants	8,000,000	$0.15	March 25, 2005
Warrants	6,417,500	$0.25	May 12, 2005
Warrants	6,730,769	$0.65	June 10, 2005

d)   Number of shares subject to escrow or pooling agreements

None

5.   Directors and officers of the Company

Harvey Keats        Director, President
David Patterson     Director, CEO
Kerry Sparkes       Director
John Maher           Director
Erin Walmesley     Secretary

Knight Resources Ltd. is a natural resource exploration company. The Company’s primary project is the West Raglan nickel project located in northern Quebec. The Company also has an interest in a gas well near Fort St. John, British Columbia (the Fort St. John Project) and an interest in an oil and gas prospect in the Foothills Region of Alberta (the Maycroft Project).

West Raglan, Quebec

On March 26, 2003, the Company entered into a formal Option and Joint Venture Agreement with Anglo American Exploration (Canada) Ltd. ('Anglo American') whereby the Company can earn a 49% participating joint venture interest in the 720 square kilometre West Raglan Project located in the Cape Smith Belt in northern Quebec. To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on the property on or before December 31, 2006.

Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the West Raglan Project to 75% by arranging production financing for both parties.

Anglo American Exploration (Canada) Ltd. is a wholly owned subsidiary of Anglo American plc, of London, England.

Falconbridge's Raglan nickel mine is located 90 kilometres east of the eastern margin of the West Raglan Project. Resources, reserves and mined ore to date at Raglan total 28 million tonnes averaging 2.8% nickel and 0.8% copper with significant platinum group elements and cobalt. Proximity of the Company’s West Raglan Project to Falconbridge’s Raglan mine provides no assurance that economic mineralization exists on the West Raglan Project.

The known nickel deposits in the Cape Smith Belt occur in two different settings: the Raglan Formation at the base of the Chukotat Group, and the Delta Horizon in the Povungnituk Group. All of Falconbridge’s resources and reserves are hosted by the Raglan Formation and occur in nine separate deposits over a 55 kilometre strike length.

In 2002 AAEC confirmed the existence of 65 kilometres of strike length of the Raglan Formation and 65 kilometres of strike length of the Delta Horizon on the West Raglan Project.

The 2003 program began when AAEC flew the entire property with their deep penetrating SPECTREM electromagnetic and magnetic airborne system.

In July 2003, surface sampling discovered high grade locally derived boulders on the West Raglan Project. The best grab sample taken assayed 3.41% nickel, 2.91% copper, 0.09% cobalt, 3.3 grams/tonne palladium and 0.84 grams/tonne platinum. (See news release dated July 16, 2003 on the West Raglan Project).

In 2003, a total of 18 holes were drilled, eight of which intersected significant nickel, copper, cobalt, platinum and palladium mineralization in the Frontier area. The Frontier area, which extends over 3 kilometres east-west by 1 kilometre north-south, has been divided into four zones: Frontier East, Frontier Central, Frontier West and Frontier South. The mineralization occurs in ultramafic rocks of the Raglan Formation.

The discovery hole, WR-08 intersected 14.75 metres of 3.04% nickel in 50% net textured sulphides. The best hole, WR-16, intersected 5.12 metres of 4.16% nickel averaging 35% sulphides, including a 0.67 metre intersection of 11.83% nickel in massive sulphides. (See news releases dated September 8, September 23, October 1, and October 14, 2003.)

Subsequent to March 31, 2004, the Company became aware that Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Project.

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

The Company has been advised by Anglo American that they will be defending their ownership of the West Raglan Project claims.

2004 Program

Exploration on the West Raglan Project will resume in late June 2004. The 2004 exploration program will focus on detailed drilling in the Frontier area, target drilling on the virtually unexplored 65 km strike length of the Raglan Formation, and target drilling on the 65 km strike length of the Delta Horizon. The budget for the 2004 exploration program is $4,400,000.

Maycroft, Alberta

In November 2001, Knight entered into a farmout agreement with Polaris Resources Ltd. (“Polaris”) to participate and earn a 25% before payout (20% after payout) working interest, subject to a 9% overriding royalty in a large sour gas prospect near Maycroft in the Foothills region of Alberta, Canada.

The Foothills region of southwest Alberta is one of the most prolific natural gas producing regions of the Western Canadian Sedimentary Basin. Production to date from the well known Mississippian and Devonian gas fields ranges from 234 BCF at Coleman to 3.9 TCF at Waterton. Many of the wells in this region produce in excess of 25 million cubic feet per day and have high deliverability with relatively low decline rates, and consequently a long life. Proximity of the Company’s Maycroft Project to known producing regions of the Western Canadian Sedimentary Basin provides no assurance that economic quantities of oil and gas exist on the Maycroft Project.

The Whaleback Structure is one of the largest known undrilled prospects in the Mississippian and Devonian formations of Southern Alberta, with an undiscovered potential for over 2 TCF of natural gas. A major international oil and gas company proposed drilling of the Whaleback Structure in the early nineties. That proposal involved the drilling of up to 25 wells in a pristine wilderness area. After much consultation, the Provincial Government created the Bob Creek Wildland Provincial Park and the Black Creek Heritage Rangeland. Consequently, development of the subsurface structures under the Parkland cannot occur.

Following the creation of the Provincial Park and the Heritage Rangeland in 1999, Polaris acquired mineral rights near the southern boundary of the protected areas. The 640 acres of petroleum and natural gas rights that Polaris acquired lie one mile outside the Bob Creek Provincial Park. Seismic data acquired by Polaris indicates that a large subsurface geological structure is also present under the lands outside of the Park. Polaris has proposed the drilling of up to four wells from one surface location, thus causing minimal disturbance in this area near the Park.

Polaris, the operator, applied for a well license for the drilling of an initial test well and up to three additional wells from the same site. The Alberta Energy & Utilities Board ('AEUB') conducted a public hearing on the proposed drilling of the initial test well in Maycroft, Alberta in September 2003. On December 16, 2003, the AEUB denied the well license application for the Maycroft Project, submitted by Polaris. The Company and Polaris are reviewing the decision.

The proposed drilling would target the large geophysically and geologically mapped structure that potentially traps natural gas, especially in Mississippian and Devonian Formations. Secondary targets exist in the overlying Cretaceous Formations. It is estimated that the cost of an initial 5,000 metre test well would be $9 million (Knight’s portion would be approximately $2.25 million).

As at March 31, 2004, the Company has spent $530,000 ($70,000 during fiscal 2004) on the Maycroft property and most of the costs incurred have been for preparatory work to obtain a well license. As the Company was denied the well license on the property, the Company is pursuing various means to recover its costs.

Fort St. John, B.C.

The Company has a 15% working interest in a gas well in Fort St. John, B.C. The well has produced approximately 518 million cubic feet of gas since it was tied in on August 2, 2000. Production was limited during 2002 and therefore the Company provided for 100% depletion of the well during the 2002 fiscal year. The well produced approximately 16 million cubic feet of gas during the six months ended March 31, 2004.

Operations and Liquidity

The Company reported a loss of $2,785,341 (2003 - $84,526) and a loss per share of $0.06 (2003 - $0.01) for the six months ended March 31, 2004. The Company’s 2004 loss has increased significantly compared to 2003 due to the Company’s involvement in the West Raglan Project and a change in accounting for stock-based awards. Management anticipates increasing expenditures for fiscal 2004 in order to manage the Company’s involvement in the West Raglan Project and to raise funds for future exploration. In particular, the Company expects to incur greater legal fees, travel and promotion costs, filing fees, transfer agent fees, administrative fees and management fees.

Effective October 1, 2003, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments.

The new rules require that a fair value based method of accounting must be used for all stock-based payments to employees, directors and non-employees. The old rules only required a fair value based method of accounting for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Also, only stock options granted to non-employees had to be accounted for using a fair value based method.

Accordingly, starting October 1, 2003, compensation expense is determined when stock options are granted and is recognized over the vesting period of the options. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

The Company has chosen early adoption of this new policy and therefore will be accounting for the fair value of stock-based payments on a prospective basis with no restatement of prior periods.

During the six months ended March 31, 2004, the Company incurred $1,187,750 (2003 - $nil) in compensation expense in accordance with the new accounting rules. The compensation expense is a non-cash item and accordingly did not impact the Company’s working capital position.

The Company expended $1,555,402 (2003 - $nil) on mineral property exploration and $138,599 (2003 - $nil) on claim renewal fees on the Company’s West Raglan Project. The Company has accrued $486,000 in tax credits recoverable for the six months ended March 31, 2004. These tax credits recoverable relate to the Government of Quebec’s exploration subsidy program whereby a corporation is entitled to receive a 33.75% refundable tax credit for every exploration dollar spent in Quebec and a 12% mining duties refund on all Quebec exploration expenditures less the 33.75% refundable tax credit. As a result of these credits, the Company’s net exploration expenditures on the West Raglan Project for the six months ended March 31, 2004 were $1,069,402.

The Fort St. John well did not produce any gas during the three months ended March 31, 2004 because the well was shut in during this time. The Company does not anticipate significant production from the well in the future. As of the date of this report, there are no plans to abandon the well in the short term. The Company is not expecting any material future profits or losses from the well.

During the three months ended December 31, 2003, the Company completed the abandonment of the Lagarde initial test well. The abandonment was completed at a cost that was less than previously estimated which resulted in a recovery of $4,168. The Company sold the used wellhead and used tubing for net proceeds of $8,250.

Most of the line items on the consolidated schedule of general and administrative expenses have increased in 2004 compared to 2003. The increase is in large part due to the Company’s recent involvement in the West Raglan Project which resulted in a significant increase in corporate activity and caused the Company to incur more costs in all areas.

Starting October 1, 2003, the Company started to pay its officers management fees as compensation for the time incurred in managing the Company. The Company paid the CEO $72,000 (2002 - $nil), the president $40,600 (2002 - $nil) and the exploration manager $15,000 (2003 - $nil) for the six months ended March 31, 2004.

The Company paid an arms-length private company $52,500 (2003 - $24,000) for administrative and accounting services and paid the same company $18,000 (2003 - $6,000) for rent of office space. The administrative fees have increased because of the Company’s increased business activity and rent has increased because the Company is using more office space.

Promotion and travel costs have also increased significantly during the first six months of fiscal 2004. Management has traveled across Canada and Europe promoting the Company in order to raise money for future exploration expenditures. The Company is also paying two investor relations firms in order to raise awareness of the Company’s activities in North America and Europe (see below for details).

As at March 31, 2004, the Company’s working capital is $5,450,693.

The Company currently does not have any revenue producing assets and therefore will be dependent on additional equity financing in order to continue operations and to finance exploration commitments for the West Raglan Project.

Financings

On December 11, 2003, the Company closed a non-brokered private placement in the amount of $3,500,000. The Company issued 6,730,769 units at a price of $0.52 per unit. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.65 expiring June 10, 2005. Of the 6,730,769 common shares and warrants issued, 1,507,500 are flow-through common shares and 1,007,500 are flow-through warrants. For income tax purposes, the subscription funds of $783,900 relating to the flow-through common shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

During the six months ended March 31, 2004, the Company issued 1,575,000 common shares pursuant to the exercise of stock options for proceeds of $564,850 and 3,114,000 common shares pursuant to the exercise of warrants for proceeds of $762,000.

The Company will be using the funds raised in the above equity offerings for exploration on the West Raglan Project and for general working capital purposes.

Investor Relations

Effective August 1, 2003 the Company engaged Institutional Market Communications Inc. (formerly Rock Marketing Inc.) of Vancouver, British Columbia to provide public relations for an initial term of 12 months. Institutional Market Communications is focused on servicing the Company's European shareholders and introducing and presenting the Company to interested investors. The Company pays Rock $5,000 per month, plus expenses.

Effective October 1, 2003 the Company engaged Vanguard Shareholder Solutions Inc. of Vancouver, British Columbia to provide public relations for an initial term of 12 months. The Company pays Vanguard $8,000 per month, plus expenses.

During the six months ended March 31, 2004, the Company participated in investment and mineral resource conferences held in Calgary, Quebec City, Vancouver, Toronto and Europe.

Subsequent Events

Subsequent to March 31, 2004 and to the date of this report, the Company has issued 284,000 common shares pursuant to the exercise of warrants for proceeds of $128,600.

Subsequent to March 31, 2004, the Company received $129,370 from Tri-Valley Oil & Gas. The funds represent the Company’s share of abandonment funds advanced to Tri-Valley Oil & Gas in 1999 for the drilling of the Ekho No. 1 test well. The Company’s share of abandonment funds were returned because Tri-Valley recently found a new group of investors to continue work on the well, and who have consequently taken over the responsibility for the abandonment of the well.